

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2007

Ms. Anne H. Lloyd
Senior Vice President and Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC  27607-3033

> **Re:**  **Martin Marietta Materials, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief